Via Facsimile and U.S. Mail
Mail Stop 6010

February 2, 2007

Mr. Glen A. Spence
Executive Vice President
   and Chief Financial Officer
Patient Infosystems, Inc.
12301 N.W. 39th Street
Coral Springs, Florida 33065

> **Re: CareGuide (formerly Patient Infosystems, Inc.)**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **File No. 0-22319**

Dear Mr. Spence:

     We have completed our review of your Form 10-K and have no further comments at this time.

                              Sincerely,

                              Kevin Woody
                              Branch Chief